Exhibit 99.9
Form of Advertisement

Infosys Limited Regd. office : Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter ended June 30, 2013 prepared in compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board
(in  crore, except share and per equity share data)
Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2013	2013	2012	2013
Revenues	11,267	10,454	9,616	40,352
Cost of sales	7,319	6,802	5,810	25,280
Gross profit	3,948	3,652	3,806	15,072
Selling and marketing expenses	584	518	469	2,034
Administrative expenses	700	672	644	2,609
Operating profit	2,664	2,462	2,693	10,429
Other income	577	674	476	2,359
Profit before income taxes	3,241	3,136	3,169	12,788
Income tax expense	867	742	880	3,367
Net profit	2,374	2,394	2,289	9,421
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286
Share premium, retained earnings and other components of equity (1)	39,511	33,175	33,175	33,175
Earnings per share (par value 5/- each)
Basic	41.54	41.89	40.06	164.87
Diluted	41.54	41.89	40.06	164.87
Total Public Shareholding (2)
Number of shares	41,01,01,111	41,12,67,871	40,75,19,363	41,12,67,871
Percentage of shareholding	71.41	71.62	70.96	71.62
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–
Percentage of shares (as a % of the total share capital of the Company)	–	–	–	–
Non-encumbered
Number of shares	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the Company)	16.04	16.04	16.04	16.04

(1)	Represents the previous accounting year balance as required under Clause 41 of the Listing Agreement.
(2)	Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt Holders.

1.	The audited consolidated financial statements for the quarter ended June 30, 2013 have been taken on record by the Board of Directors at its meeting held on July 12, 2013. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).
2.	On June 1, 2013, the Board of Directors appointed Mr. N. R. Narayana Murthy as Executive Chairman of the Company with immediate effect.
3.	The Board of Directors at its meeting held on July 12, 2013 appointed K. Parvatheesam as the Company Secretary. This was consequent to the stepping down of N. R. Ravikrishnan as the Company Secretary.

4. Information on dividends for the quarter ended June 30, 2013
(in )
Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2013	2013	2012	2013
Dividend per share (par value 5/- each)
Interim dividend	–	–	–	15.00
Final dividend	–	27.00	–	27.00
Total dividend	–	27.00	–	42.00

The final dividend of  27/- per equity share for fiscal 2013 was approved by the shareholders at the Annual General Meeting of the Company held on June 15, 2013 and the same was paid on June 17, 2013.

5.Other information (Consolidated – Audited)
(in crore)
Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2013	2013	2012	2013
Staff costs	6,513	6,065	5,260	22,566
Items exceeding 10% of aggregate expenditure	–	–	–	–
Details of other income :
Interest on deposits with banks and others	515	490	480	1,792
Income from available-for-sale financial assets	42	54	26	230
Miscellaneous income, net	7	7	4	79
Gains / (losses) on foreign currency	13	123	(34)	258
Total	577	674	476	2,359

6. Audited financial results of Infosys Limited (Standalone information)
(in crore)
Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2013	2013	2012	2013
Revenues	9,959	9,329	8,909	36,765
Profit before exceptional items and tax	3,076	3,022	3,047	12,274
Profit before tax	3,076	3,022	3,047	12,357
Profit for the period	2,250	2,305	2,204	9,116

Note:
 The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com. The information above has been extracted from the audited financial statements as stated.

7.  Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30, 2013

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non receipt of dividend / Annual report related	–	335	335	–

8. Segment reporting (Consolidated – Audited)

Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30	Year ended March 31,
	2013	2013	2012	2013
Revenue by industry segment
Financial services and insurance (FSI)	3,798	3,550	3,302	13,680
Manufacturing (MFG)	2,539	2,325	2,120	8,888
Energy, utilities, communication and services (ECS)	2,147	2,084	1,915	8,129
Retail, consumer packaged goods, logistics and life sciences (RCL)	2,783	2,495	2,279	9,655
Total	11,267	10,454	9,616	40,352
Less : Inter-segment revenue	–	–	–	–
Net revenue from operations	11,267	10,454	9,616	40,352
Segment profit before tax, depreciation and non-controlling interests :
Financial services and insurance (FSI)	1,095	1,050	1,027	4,139
Manufacturing (MFG)	584	503	635	2,304
Energy, utilities, communication and services (ECS)	601	584	546	2,259
Retail, consumer packaged goods, logistics and life sciences (RCL)	704	633	740	2,860
Total	2,984	2,770	2,948	11,562
Less : Other unallocable expenditure	320	308	255	1,133
Add : Unallocable other income	577	674	476	2,359
Profit before tax and non-controlling interests	3,241	3,136	3,169	12,788

Notes on segment information

Principal segments

The Company's operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Bangalore, India July 12, 2013	By order of the Board for Infosys Limited S. D. Shibulal Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the three months ended June 30, 2013, prepared as per International Financial Reporting Standards (IFRS). A summary of the consolidated financial statements is as follows :

(in US$ million, except per ADS data)
Particulars	Quarter ended June 30,	Quarter ended March 31,	Quarter ended June 30,	Year ended March 31,
	2013	2013	2012	2013
Revenues	1,991	1,938	1,752	7,398
Cost of sales	1,296	1,261	1,059	4,637
Gross profit	695	677	693	2,761
Net profit	418	444	416	1,725
Earnings per equity share
Basic ($)	0.73	0.78	0.73	3.02
Diluted ($)	0.73	0.78	0.73	3.02
Total assets	8,130	8,539	7,116	8,539
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	3,968	4,341	3,695	4,341

Statements in connection with this release may include forward-looking statements within the meaning of U.S. securities laws intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2013, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them, unless required by law.